UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 9, 2025

EARNING RELEASE
First Quarter 2025

May, 2025

edenor


edenor

edenor

Buenos Aires, Argentina, May 9, 2025 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the first quarter of 2025.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.7 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 1,514,930,415,330 | USD 1,324,469,510.51

Price
ARS 1730 | USD 30.25 05/08/25

Webcast Information

On Monday, May 12th, 2025, at 10 am Buenos Aires / 9 am New York time, the Company will host a webcast to discuss Edenor's 1Q25 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: May 12,2025
TIME: 10 am BA / 9 am Nueva York

1Q 2025
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE

Germán Ranftl
Chief Financial Officer

Solange Barthe Dennin
Investor Relations Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
Tel: +54 (11) 43365511

AGENDA

- Highlights
- Regulatory Framework
- Financial Results
- Operating Indicators
- Investments
- Financial Debt
- Summary

edenor

01
HIGHLIGHTS

HIGHLIGHTS

Positive EBITDA

- ✓ EBITDA improved reflecting the transitory tariff increases and operating efficiency.
- ✓ VAD with monthly adjustment from August 2024 (4% average).

Five – Year Tariff Review

- ✓ Five-Year Tariff Review (2025-2029) process completed.

Financial Debt

- ✓ On March 7, the Notes Class 4 were cancelled for ARS 24,398M and on May 12 the Notes Class 1 will be cancelled.

Improvements in operational

- ✓ SAIDI: 7.9
- ✓ SAIFI: 3.2

edenor

02
REGULATORY FRAMEWORK

REGULATORY FRAMEWORK

- **Transitory Tariffs**
  Since 02-16-24, transitory tariffs (319.2% nominal; +4% monthly average since August 2024) have been applied with a positive impact on EBITDA (ARS 63,243 M in 1Q25).

- **Five Year Tariff Review (2025 – 2029): Resolution 304/2025**
  - Approved a 14.35% increase: 3% in May 2025 and monthly increases of 0.42% from June 2025 to November 2027.
  - Revenue required (VAD) approved by ENRE (considering a real after-tax WACC of 6.5%, but other values for RAB, OPEX, etc.) was ARS 619.4bn as of December 2023 currency and ARS 1,209.3 bn when updated to May-25 for inflation (95.23%).
  - Monthly update mechanism: Polynomial formula: 33% CPI + 67% IPIM.
  - Application of efficiency incentive factor E (Factor X and Factor Q).
  - Incorporates updates to the Concession Agreement:
    - ➢ Electricity Rate System
    - ➢ Electricity Rate Setting Procedure
    - ➢ Quality Regulations and Penalties
    - ➢ Supply Regulations



REGULATORY FRAMEWORK

- **CAMMESA Debt: Payments plans under negotiation (Decree No. 186 and Provision 2025-1-APN)**

- Regularization of debt not included in payment plans existing prior to November 30, 2024: Principal ARS 128 million
- Term: Up to 72 monthly installments.
- Grace period: 12 months.
- Interest rate: 50% of the MEM.

- Conversion to pesos of the current plan in MWh, Article 89 of Law 27,701: Book value: ARS 122 million.
- Conversion of the outstanding balance as of the date of the signing of the agreement.
- MWh price used for the payment of October 2024 installment.
- Same conditions as the subscribed plan, maintaining the number of remaining installments.
- No grace period.
- Interest rate: 50% of the MEM with semiannual review



edenor

03
FINANCIAL RESULTS

Improvement in results.

edenor

EDENOR invested ARS 79,398 million in 1Q25 and shows improvement in all its operating indicators

In million of Pesos in constant figures	**1Q25	**1Q24	ΔARS	Δ%
Revenues	638,535	430,613	207,922	48%
Energy purchases	(380,182)	(250,142)	(130,040)	52%
Distribution Margin	**258,353**	**180,471**	**77,882**	**43%**
Operating expenses	(233,998)	(219,010)	(14,988)	7%
Other op. Net income	8,392	8,472	(80)	(1%)
Other operating expense	(9,662)	(4,557)	(5,105)	112%
Operating Results	**23,085**	**(34,624)**	**57,709**	**n/a**
Financial Results, net	(68,341)	(333,769)	265,428	(80%)
RECPAM*	81,204	345,378	(264,174)	(76%)
Income Tax	(37)	136,557	(136,594)	(100%)
Net Results	**35,911**	**113,542**	**(77,631)**	**(68%)**

*Monetary gain

**International Accounting Standards: Financial information in hyperinflationary economies

Revenues: Reached ARS 638,535 million in 1Q25 (+48% in constant currency vs. 1Q24). This was mainly due to the impact of the February 2024 tariff adjustment (319.2%) and subsequent monthly adjustments since August 2024 (4% on average). Sales volumes declined 0.6% YoY.
The number of clients at 1Q25 reached 3.34 million (+1% vs. 1Q24).

Energy Purchases: Increased to ARS 380,182 million in 1Q25 (52% vs. 1Q24), mainly due to the impact of higher generation prices and reduction of subsidies.

Distribution Margin: Rose to ARS 258,353 million in the first quarter of 2025, which represented an increase of 43% compared to the same period of the previous year, mainly due to the increase in the tariffs implemented in February 2024 plus the periodic adjustments since August (4% on average), mainly offset by higher energy costs due to reduction in subsidies and lower sales volumes.

Net Financial Results: These were a net expense of ARS 68,341 million in the 1Q25, which improved compared to the first quarter 2024 mainly due to the reduced impact of interest on debt with CAMMESA and the regularization of overdue debt.

Net Results: For the first quarter of 2025, the company posted a profit of ARS 35,911 million, compared to a profit of ARS 113,542 million in the first quarter of 2024. The difference is mainly due to a much lower inflation adjustment. Prior to this adjustment, results showed a significant improvement due to the improved operating results and lower financial expenses.

Investments: For 1Q25, capex was ARS 79,398 million (+4% vs 1Q24). Investment spending reflects our firm commitment to improving service quality, which is reflected in the significant improvement in our main operating indicators.

edenor

Energy sales volumes in 1Q25 was higher than 1Q24

	2025			2024			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,767	46.5%	2,961,335	2,785	46.6%	2,927,217	(0.6%)	1.8%
Small commercial	542	9.1%	326,211	564	9.4%	338,331	(3.8%)	(3.6%)
Medium commercial	408	6.9%	32,052	411	6.9%	31,664	(0.8%)	1.2%
Industrial	892	15.0%	7,252	932	15.6%	7,278	(4.3%)	(0.4%)
Wheeling System	1,019	17.1%	850	993	16.6%	752	2.7%	13.0%
Others								
Public lighting	135	2.3%	21	125	2.1%	21	8.1%	0.0%
Social Neighborhoods and others	183	3.1%	654	172	2.9%	632	6.6%	3.5%
Total	5,946	100%	3,348,375	5,981	100%	3,305,895	(0.6%)	1%

	1Q 2025			1Q 2024			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,767	46.5%	2,961,335	2,785	46.6%	2,927,217	(0.6%)	1.8%
Small commercial	542	9.1%	326,211	564	9.4%	338,331	(3.8%)	(3.6%)
Medium commercial	408	6.9%	32,052	411	6.9%	31,664	(0.8%)	1.2%
Industrial	892	15.0%	7,252	932	15.6%	7,278	(4.3%)	(0.4%)
Wheeling System	1,019	17.1%	850	993	16.6%	752	2.7%	13.0%
Others								
Public lighting	135	2.3%	21	125	2.1%	21	8.1%	0.0%
Social Neighborhoods and others	183	3.1%	654	172	2.9%	632	6.6%	3.5%
Total	5,946	100%	3,348,375	5,981	100%	3,305,895	(0.6%)	1%

*1Q25: 943,453 customers benefited from Social Tariff

Sales volumes in 1Q25 totaled 5,946 GWh, (-0.6% vs. 1Q24) mainly due to the effect of the weak economy on demand on the commercial and industrial segments.

Edenor's client base reached 3.34 million (+1% vs 1Q24), which was mainly due to an increase in residential and medium-size commercial clients.

With the continuation of our efforts to improve market discipline, a total of 4,783 energy meters were installed in the first quarter of 2025, which were largely designed to convert informal, unreported connections into fully transparent connections in the electricity distribution system.

edenor

Operating expenses increased in 1Q25 (6.8% vs 1Q24)

In million of pesos In consrant figures	1Q25	1Q24	ΔARS	Δ%
Salaries, social security taxes	(55,644)	(62,647)	7,003	(11%)
Pensions Plans	(1,733)	(5,985)	4,252	(71%)
Communications expenses	(4,255)	(2,523)	(1,732)	69%
Allowance for the imp. of trade and other receivables	(6,324)	(688)	(5,636)	819%
Supplies consumption	(11,229)	(10,586)	(643)	6%
Leases and insurance	(2,892)	(1,072)	(1,820)	170%
Security service	(6,948)	(2,689)	(4,259)	158%
Fees and remuneration for services	(73,294)	(39,350)	(33,944)	86%
Amortization of assets by right of use	(1,812)	(2,530)	718	(28%)
Public relations and marketing	(1,295)	(2,832)	1,537	(54%)
Advertising and sponsorship	(667)	(1,459)	792	(54%)
Reimbursements to personnel	(2)	(1)	(1)	100%
Depreciation of property, plant and equipment	(38,346)	(38,948)	602	(2%)
Directors and Sup. Committee members' fees	(196)	(251)	55	(22%)
ENRE penalties	(8,796)	(40,713)	31,917	(78%)
Taxes and charges	(20,438)	(6,624)	(13,814)	209%
Other	(127)	(112)	(15)	13%
Total	**(233,998)**	**(219,010)**	**(14,988)**	**6.8%**

Operating expenses for 1Q25 increased 6.8% YoY to ARS 233,998 million. This is mainly due to higher taxes and other charges and higher impairments for trade and other receivables, which were partially offset by lower penalties.

At the end of March 2025, collectability was 95.38%, resulting in a period-end accrued bad debt of ARS 56,831 million.

EBITDA

Improvement due to positive impact of transitory tariff adjustments.

In million of Pesos in constant figures	1Q25	1Q24	Δ ARS	Δ %
Net operating income	23,085	(34,624)	57,709	n/a
Depreciation of property, plant and equipment	40,158	41,478	(1,320)	(3%)
EBITDA	**63,243**	**6,854**	**56,389**	**823%**

- During the first quarter of 2025, EBITDA of ARS 63,243 million was recorded, a significant improvement from the ARS 6,854 million recorded in the same period of the previous year.
- The principal factors driving the 1Q25 EBITDA improvement were:
  - Positive impact to earnings from the transitory tariff normalization adjustment (319.2% as of February 16, 2024).
  - Monthly tariff adjustments implemented since August 2024 (4% average).
  - Increase in energy purchases due to the reduction of subsidies, which established limits of 250 kw in N3 and 350 kw in N2.

04
OPERATING RESULTS

edenor

SAIDI hours / year / customer


27,6
22,7
15,9
12,2
10,7
8,6
8,2
8,7
7,9
-71%
2017
2018
2019
2020
2021
2022
2023
2024
mar-25
Actual

At the end of the first quarter of 2025, the SAIDI and SAIFI indicators were 7.9 hours and 3.2 average outages per client, respectively, in the period, which are improvements of 71% and 65% , respectively, compared to 2017. These levels are below the Regulator requirements.

SAIFI times / year /customer


9,0
6,9
6,2
4,6
4,1
3,6
3,4
3,5
3,2
-65%
2017
2018
2019
2020
2021
2022
2023
2024
mar-25

This recovery in service is mainly due to the strong investments that the Company has made over the last year. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network.

Note: SAIDI: Measures the number of hours a user is without service per year|SAIFI: Measures the number of times a user is without service per year.

edenor


15.5%
15.2%
15.0%
14.9%
14.5%
1Q
2Q
3Q
4Q
2024
2025

Energy losses for the last 12 months were 15.5% as of March 2025.

Driving Innovation and Efficiency in Loss Mitigation:

We continue to leverage the potential of analytical and artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME ("market discipline") actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From January to March 2025, a substantial total of 99,084 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 46%. This stands in comparison to the same period in the prior year when 60,297 inspections yielded a higher efficiency rate of 49.4%.

Recovery Initiatives and Redefining Balance:

The inspections of MIDE and conventional meters included the normalization of inactive accounts with MIDE meters that had been cancelled after the delinquency process had been exhausted.

Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country clubs and closed neighborhoods. Despite our consistent efforts, cases of repeat fraud have continued.

edenor

05
INVESTMENTS

INCREASE IN INVESTMENTS

- Edenor´s capital expenditures for 1Q25 were **ARS 79,398 M (+4% vs 1Q24).**


ARS 76,547 M
ARS 79,398 M
9,142
2,686
64,719
+4%
8,652
19,928
50,818
1Q24
1Q25
Electrical Investments
System and others
Staff Cost


19%
64%
6%
11%
New Supplies
Network Structure
Energy Recovery
Others

COMMISSIONING

- 132 kV expansion at the ZAPPALORTO Substation
- New 132 kV underground electroduct (8.75 km) ZAPPALORTO – MERLO
- New PUERTOS DEL LAGO 33/13.2 kV 2x20 MVA lowering center.

EXPECTED 2025

- Decommissioning of the 27.5 kV NEWBERY Substation with new facilities and connection to the COLEGIALES Substation. September 2025.
- New MARTINEZ 132/13.2 kV 2x80 MVA Substation. October 2025.

06
FINANCIAL DEBT

edenor

	S&P Global	Moody's	FixScr FitchRatings	FitchRatings
LT National Scale	raBB+	A.ar	A(arg)	
ST National Scale	raBB+	A.ar	A1(arg)	
LT Global Scale	CCC+	Caa1	-	CCC+

Notes Class	Amount (Million)	Currency	Type	Maturity	Rate	Interest Payment	Law
1	8	USD	Social	may-25	9.75	Biannual	New York
3	96	USD	Std	nov-26	9.75	Biannual	Argentina
5	82	USD	Std	ago-28	9.75	Biannual	Argentina
6	17,3 (USD 18,6)	ARS	Std	ago-25	BADLAR +700 Basic Points.	Quarterly	Argentina
7*	184	USD	Std	oct-30	9.75	Biannual	New York
TOTAL USD	**388 M**						

Notes: * Includes USD 49 M due to the Notes Class 1 exchange. The international Notes Class 7 have been rated by Fitch "B-"and by S&P "CCC+". Moody´s Argentina´s domestic debt rating rose to "A.ar" and S&P Global Rating has raised the institutional rating and the Notes Program rating of the Company on domestic debt to ´raBB+´, improving the outlook from stable to positive. Fitch has upgraded the Company ´s FC and LC IDRs to CCC+ from CCC, Moody´s Rating has upgraded the Company's rating from ´Caa3´ to ´Caa1´, with a stable outlook and S&P Global Ratings has raised the rating in local currency and in foreign currency of the Company to "CCC+" from "CCC" with stable outlook. On March 7, 2025, Class 4 Notes were canceled and on May 12, Class Notes 1 will be cancelled.

FINANCIAL DEBT

Senior Notes

Financial Debt as of 1T25
(In million of USD)


Total Financial Debt 2024
Class 7
Class 5&6
Class 3&4
Class 1
417
388
184
417
100.6
96
8
184
96
82
26
18.6
96
82
184
2024
1Q25
2025
2026
2028
2030

Note: The Class 7 Notes was issued for 135 M (New Money) and 49 M as a result of the exchange offer of the Class 1 Notes. On March 7, 2025, Class 4 Notes were canceled and on May 12, Class Notes 1 will be cancel.

edenor

07
SUMMARY

SUMMARY

Positive EBITDA

- ✓ EBITDA improved reflecting the transitory tariff increases and operating efficiency.
- ✓ VAD with monthly adjustment from August 2024 (4% average).

Five – Year Tariff Review

- ✓ Five-Year Tariff Review (2025-2029) process completed.

Financial Debt

- ✓ On March 7, the Notes Class 4 were cancelled for ARS 24,398M and on May 12 the Notes Class 1 will be cancelled.

Improvements in operational

- ✓ SAIDI: 7.9
- ✓ SAIFI: 3.2

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.34 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 1Q25, edenor sold 5,946 GWh of electricity and purchased 7,045 GWh (including demand from the toll system), registering revenues for 1Q25 of ARS 638,535 million. Net earnings for the first quarter 2025 were a profit of ARS 35,911 million.

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Solange Barthe | Investor Relations Manager

Lucila Ramallo | Investor Relations Senior

[illegible] | Tel. +54 (11) 4346 5511

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

For the three-month period ended on March 31 2025 and 2024

Values expressed in constant currency basis

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred liability generated by the Property, plant and equipment account.

In million of Argentine Pesos in constant figures	03.31.2025 AR$	03.31.2024 Restated (1) AR$
Revenues	638,535	430,613
Energy Purchases	(380,182)	(250,142)
Distribution Margin	**258,353**	**180,471**
Transmission and distribution expenses	(126,959)	(114,879)
Gross Profit	**131,394**	**65,592**
Selling expenses	(51,437)	(64,205)
Administrative expenses	(55,602)	(39,926)
Other operating income	8,392	8,472
Other operating expense	(9,662)	(4,557)
Operating Results	**23,085**	**(34,624)**
Financial income	87	179
Financial cost	(59,314)	(177,119)
Other financial results	(9,114)	(156,829)
Net financial costs	**(68,341)**	**(333,769)**
RECPAM	81,204	345,378
Income (loss) before taxes	**35,948**	**(23,015)**
Income tax	(37)	136,557
Income for the period	**35,911**	**113,542**
Basic and diluted earnings Profit per share:		
Income per share (argentine pesos per share)	41.04	129.76

Consolidated Statement of Comprehensive Income

For the three-month period ended on March 31, 2025 and 2024

Values expressed at historical values

edenor

In million of Argentine Pesos at histórical values	03.31.2025 AR$	03.31.2024 AR$
Revenues	618,399	256,572
Energy Purchases	(367,610)	(146,913)
Subtotal	**250,789**	**109,658**
Transmission and distribution expenses	(95,801)	(48,231)
Gross Profit	**154,988**	**61,428**
Selling expenses	(45,664)	(34,613)
Administrative expenses	(49,781)	(19,288)
Other operating income, net	834	964
Operating Results	**60,377**	**8,491**
Financial income	83	102
Financial expenses	(71,152)	(106,624)
Other financial expense	4,492	(98,659)
Net financial expense	**(66,576)**	**(205,181)**
Profit (Loss) before taxes	**(6,199)**	**(196,690)**
Income tax	22,307	47,964
Profit (Loss) for the period	**16,108**	**(148,726)**
Basic and diluted earnings Profit (Loss) per share:		
Income (Loss) per share (argentine pesos per share)	18.41	(169.97)

Condensed Interim Consolidated Statement of Financial Position

For the three-month period ended as of March 31, 2025 and December 31, 2024

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figures	03.31.2025 ARS	12.31.2024 ARS
ASSETS		
Non-current assets		
Property, plant and equipment	3,298,912	3,259,911
Interest in joint ventures	132	132
Right-of-use asset	9,535	11,347
Other receivables	526	133
Total non-current assets	**3,309,105**	**3,271,523**
Current assets		
Inventories	172,364	162,606
Other receivables	41,420	61,512
Trade receivables	447,106	393,419
Financial assets at amortized cost	426	11,073
Financial assets at fair value through profit or loss	361,429	394,487
Cash and cash equivalents	10,548	25,969
Total current assets	**1,033,293**	**1,049,066**
TOTAL ASSETS	**4,342,398**	**4,320,589**

	03.31.2025 ARS	12.31.2024 ARS
EQUITY		
Share capital	875	875
Adjustment to share capital	806,132	806,132
Additional paid-in capital	11,213	11,213
Treasury stock	31	31
Adjustment to treasury stock	17,239	17,239
Cost treasury stock	(66,064)	(66,064)
Legal reserve	55,846	55,846
Voluntary reserve	540,810	540,810
Other comprehensive loss	(5,733)	(5,733)
Accumulated losses	311,771	275,860
TOTAL EQUITY	**1,672,120**	**1,636,209**
LIABILITIES		
Non-current liabilities		
Trade payables	3,288	3,061
Other payables	189,506	203,751
Borrowings	370,944	385,360
Deferred revenue	116,054	117,396
Salaries and social security payable	7,197	6,759
Benefit plans	15,379	14,818
Deferred tax liability	730,076	746,727
Income tax payable	828	-
Provisions	25,309	23,345
Total non-current liabilities	**1,458,581**	**1,501,217**
Current liabilities		
Trade payables	912,732	823,791
Other payables	112,050	122,299
Borrowings	74,622	122,173
Deferred revenue	592	113
Salaries and social security payable	46,981	67,215
Benefit plans	1,441	1,563
Tax liabilities	53,799	37,223
Provisions	9,480	8,786
Total current liabilities	**1,211,697**	**1,183,163**
TOTAL LIABILITIES	**2,670,278**	**2,684,380**
TOTAL LIABILITIES AND EQUITY	**4,342,398**	**4,320,589**

Condensed Interim Consolidated Statement of Cash Flows

For the three-month period ended on March 31, 2025 and 2024

Values expressed on a constant currency basis

(1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

In million of Argentine Pesos in constant figures	03.31.2025 ARS	03.31.2024 Restated (1) ARS
Cash flows from operating activities		
Income for the period	35,911	113,542
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:	37,871	(103,850)
Changes in operating assets and liabilities:		
Increase in trade receivable	(85,129)	(203,910)
Increase in trade payables	91,130	237,420
(Decrease) Increase in salaries and social security payable	(13,955)	2,398
Others	8,637	(1,925)
Net cash flows generated by operating activities	**74,465**	**43,675**
Net cash flows used in investing activities	**(31,547)**	**(141,077)**
Net cash flows generated by financing activities	**(17,720)**	**114,515**
Increase in cash and cash equivalents	**25,198**	**17,113**
Cash and cash equivalents at beginning of year	(34,254)	21,581
Exchange differences in cash and cash equivalents	1,067	848
Result from exposure to inflation	(573)	(237)
Increase in cash and cash equivalents	25,198	17,113
Cash and cash equivalents at the end of the period	**(8,562)**	**39,305**
Supplemental cash flows information		
Non-cash activities		
Acquisitions of advances to suppliers,property, plant and equipment through increased trade payables	(16,163)	(9,958)
Acquisitions of advances to suppliers, rights- of- use assets through increased trade payables	-	(3,906)

DISCLAIMER

edenor

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.